UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:

Warner Bros. Discovery, Inc.

2.	Name of Person Relying on Exemption:

Ancora Alternatives LLC

3.	Address of Person Relying on the Exemption:

C/O ANCORA HOLDINGS GROUP, LLC

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

4.	Written Material. The following written materials are attached:

Press Release, dated February 11, 2026.

Presentation, dated February 11, 2026, attached hereto as Exhibit 1.

*     *     *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Ancora Alternatives LLC (together with its affiliates, “Ancora”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Ancora.

PLEASE NOTE: Ancora is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Ancora Releases Presentation Regarding its Strong Opposition to the Currently Proposed WBD-Netflix Merger

Contends the Netflix Proposal Includes Inferior and Uncertain Cash Consideration, the Likely Debt-Laden Discovery Global Spinoff and a “Hail Mary” Path to Regulatory Approval

Details the Risks to Creative Production, Jobs and the Future of Human Talent in the Film and TV Industries Under a Seemingly Monopolistic WBD-Netflix Behemoth

Makes Clear the Paramount Offer Includes Significantly More Cash, the Backing of the Proven Ellison Trust and a Viable Path to Regulatory Approval Thanks to Modest Size and Studio Legacy

Urges the WBD Board to Determine that Paramount’s Revised Offer Could Reasonably Be Expected to Result in a “Superior Proposal” and Engage with Paramount to Secure a Value-Maximizing Outcome for All Shareholders

Visit www.MaximizeWBDValue.com to Download the Presentation

CLEVELAND--Ancora Holdings Group, LLC (collectively with its affiliates, “Ancora” or “we”), a nearly $11 billion firm with an approximately $200 million economic interest in Warner Bros. Discovery, Inc. (NASDAQ: WBD) (“WBD”), today released an extensive presentation regarding its strong opposition to the currently proposed merger involving WBD and Netflix, Inc. (NASDAQ: NFLX) (“Netflix”). Ancora's presentation can be downloaded at: www.MaximizeWBDValue.com.

The Netflix Deal is Flawed, Inferior and High Risk	The Paramount Proposal Includes Certainty and Can Be Increased	There is a Clear Path for WBD’s Board to Re-engage and Secure an Even Higher Offer
• WBD’s Board of Directors (the “Board”) chose a $27.75 cash and spin-co stock offer over a $30 cash offer from a bona fide studio.

•

In contrast to Netflix’s highly questionable offer and the Discovery Global spinoff, Paramount Skydance Corporation (“Paramount”) is proposing to give shareholders real financial certainty with $30 per share in cash.

•

Paramount has opened the door to renewed engagement and negotiations with WBD by submitting an updated proposal that addresses the various inferiority claims made by WBD and provides additional certainty.

• WBD is asking shareholders to vote for an uncertain final cash consideration based on an unknown debt allocation and an unknown equity value of the Discovery Global spinoff.[1]

•

Paramount’s current offer – and any future modified proposal – has the credible backing of the Ellison Trust and has a viable path to regulatory approval based on public reports and analyses of policymaker feedback.[2]

•

WBD’s Board should determine that Paramount’s amended offer could reasonably be expected to result in a “Superior Proposal,” which would enable WBD and Paramount to re-engage and revive a process to determine the highest bidder and maximize shareholder value.

•

Initial reactions from U.S. and European policymakers cite extreme concern over the proposed Netflix deal’s antitrust issues, with the U.S. Department of Justice already indicating it is examining the potential adverse impacts of Netflix acquiring WBD.[3]

•

Paramount has indicated its willingness to improve its proposal – stating that its offer was not “best and final” – demonstrating that there is a value-maximizing path forward.[4] Paramount even enhanced its offer with a $0.25 per share "ticking fee," demonstrating its confidence and commitment to seeing the deal through.[5]

•

If the WBD Board refuses to re-engage with Paramount in pursuit of a value-maximizing outcome, Ancora will vote “NO” on the inferior Netflix deal and seek to hold the WBD Board accountable at the 2026 Annual Meeting.

***As a reminder, Ancora's presentation can be downloaded at: www.MaximizeWBDValue.com***

About Ancora

Founded in 2003, Ancora Holdings Group, LLC offers integrated investment advisory, wealth management, retirement plan services and insurance solutions to individuals and institutions across the United States. The firm is a long-term supporter of union labor and has a history of working with union groups and public pension plans to deliver long-term value. Ancora’s comprehensive service offering is complemented by a dedicated team that has the breadth of expertise and operational structure of a global institution, with the responsiveness and flexibility of a boutique firm. Ancora Alternatives is the alternative asset management division of Ancora Holdings Group, investing across three primary strategies: activism, multi-strategy and commodities. For more information about Ancora Alternatives, please visit www.ancoraalts.com.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. ANCORA IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. ANCORA IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contacts

rjerpbak@ancora.net

1 As shown in the presentation, $27.75 is the maximum cash consideration if everything works out optimally. Based on WBD’s preliminary proxy statement dated Feb. 9, 2026, the cash WBD shareholders may ultimately receive from the Netflix transaction could be as low as $21.23.

2 The Ellison Trust has a demonstrated record of funding large-scale deals and has never been in default on any of its prior financial obligations and/or guarantees – reinforcing the credibility and executability of Paramount’s fully backstopped equity commitment. The Trust holds approximately 1.16 billion shares of Oracle common stock, according to Larry Ellison’s Form-4 filing dated Jul. 17, 2025, valued at over $250 billion as of early 2026.

3 The Wall Street Journal article dated Feb. 6, 2026.

4 Paramount shareholder letter dated Dec. 10, 2025.

5 Paramount press release dated Feb. 10, 2026.